UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K/A

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of July, 2018

Commission File Number: 001-38353

PagSeguro Digital Ltd.

(Name of Registrant)

Av. Brigadeiro Faria Lima, 1384, 4º andar, parte A

São Paulo, SP, 01451-001, Brazil

+55 11 3038 8127

(Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒	Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes ☐	No ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ☐	No ☒

EXPLANATORY NOTE

This Form 6-K/A replaces the previous Form 6-K furnished to the Securities and Exchange Commission (the “SEC”) on May 30, 2018 under Accession Number 0001193125-18-177112. The principal change is to align the presentation of non-GAAP financial measures with the presentation included in PagSeguro Digital Ltd.’s Registration Statement on Form F-1 originally filed with the SEC on June 18, 2018 under File Number 333-225697.

PagSeguro Reports First Quarter Results

Net Income reached R$148.5 million, up 144.9% compared to 1Q17, or up 251.3% after Non-GAAP adjustments to 1Q18.

1Q18 Non-GAAP Net Income reached R$212.9 million.

São Paulo, July 20, 2018 – PagSeguro Digital Ltd. (“PagSeguro” or “we”) announced on May 29, 2018 its first quarter results for the period ended March 31, 2018. Our consolidated financial statements are presented in Reais (R$) in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”).

First Quarter 2018 Financial & Operational Highlights:

•	R$14.4 billion in total payment volume (TPV), up 138.7% compared with 1Q17;

•	Active merchants in the last 12 months at close of period of 3.1 million, up 83.3% compared with 1Q17, with growth of 1.4 million net new merchants;

•	R$928.0 million in total net revenue*, up 106.9% compared with 1Q17, or 86.9% after Non-GAAP adjustments to 1Q18;

•	R$838.2 million in Non-GAAP total net revenue* in 1Q18;

•	R$148.5 million in net income, up 144.9% compared with 1Q17, or 251.3% after Non-GAAP adjustments to 1Q18;

•	R$212.9 million in Non-GAAP net income in 1Q18;

•	Net Margin of 16.0%, up 2.5 percentage points compared with 1Q17, or up 11.9 percentage points after Non-GAAP adjustments to 1Q18;

•	Non-GAAP Net Margin of 25.4% in 1Q18.

	At and for the three months ended March 31,
Main Operational and Financial Indicators (R$ millions), except per share amounts	2018	2017	Var.%
TPV	14,378.1	6,022.7	138.7%
Active Merchants at close of period last 12 months	3.1	1.7	83.3%
Total Net Revenue*	928.0	448.5	106.9%
Net Income	148.5	60.6	144.9%

Net Margin (%)	16.0%	13.5%	2.5 pp

Basic earnings per common share (EPS)**	0.4988	0.2311
Diluted earnings per common share (EPS)	0.4969	0.2311

Non-GAAP Main Operational and Financial Indicators (R$ millions), except per share amounts	2018
Non-GAAP Total Net Revenue*	838.2
Non-GAAP Net Income	212.9

Non-GAAP Net Margin (%)	25.4%

Non-GAAP Basic earnings per common share (EPS)**	0.7153
Non-GAAP Diluted earnings per common share (EPS)	0.7126

For a reconciliation of these non-GAAP financial measures to the most directly comparable GAAP financial measures, see the last page of this earnings release.

*	Total revenue and income.
**	Weighted average number of common shares of 262 million during 1Q17 and 297 million during 1Q18.

1Q18 Earnings Release	1

Financial Discussion:

I—Statement of Income

Non-GAAP disclosure

This press release includes certain non-GAAP measures. We present non-GAAP measures when we believe that the additional information is useful and meaningful to investors. These non-GAAP measures are provided to enhance investors’ overall understanding of our current financial performance and its prospects for the future. Specifically, we believe the non-GAAP measures provide useful information to both management and investors by excluding certain expenses, gains and losses, as the case may be, that may not be indicative of our core operating results and business outlook.

These measures may be different from non-GAAP financial measures used by other companies. The presentation of this non-GAAP financial information, which is not prepared under any comprehensive set of accounting rules or principles, is not intended to be considered separately from, or as a substitute for, our financial information prepared and presented in accordance with IFRS as issued by the IASB. Non-GAAP measures have limitations in that they do not reflect all of the amounts associated with our results of operations as determined in accordance with IFRS. These measures should only be used to evaluate our results of operations in conjunction with the corresponding GAAP measures.

Our Non-GAAP results consist of our GAAP results as adjusted to exclude the following items:

Stock-based compensation expenses and related employer payroll taxes: This consists of expenses for equity awards under our long-term incentive plan (LTIP). We exclude stock-based compensation expenses from our non-GAAP measures primarily because they are non-cash expenses. The related employer payroll taxes depend on our stock price and the timing and size of exercises and vesting of equity awards, over which management has limited to no control, and as such management does not believe these expenses correlate to the operation of our business. The largest portion of this expense amount was recognized upon closing of our initial public offering (“IPO”) with the issuance of 1.8 million shares under LTIP awards that vested on or before the IPO date.

Foreign exchange gain on IPO primary share proceeds: This consists of financial income related to the impact of exchange rate variation on the conversion from U.S. dollars into Brazilian reais of the proceeds from our sale of new shares in the IPO. We exclude this foreign exchange variation from our non-GAAP measures primarily because it is an unusual gain.

Tax related to remittance of IPO primary share proceeds (IOF tax): This relates to the impact of Brazilian IOF tax (currency remittance tax) payable when we remitted the proceeds from our sale of new shares in the IPO from the Cayman Islands to Brazil. We exclude this IOF tax on the remittance of IPO primary share proceeds from our non-GAAP measures primarily because it is an unusual expense.

Income tax and social contribution on non-GAAP adjustments: This represents the income tax effect related to the non-GAAP adjustments mentioned above, except the Foreign exchange gain on IPO primary share proceeds.

For a reconciliation of these non-GAAP financial measures to the most directly comparable GAAP measures, see “Reconciliation of Revenue and Income to Non-GAAP Revenue and Income,” “Reconciliation of Expenses to Non-GAAP Expenses,” “Reconciliation of Income Tax and Social Contribution to Non-GAAP Income Tax and Social Contribution,” “Reconciliation of Net Income to Non-GAAP Net Income,” “Reconciliation of Basic and diluted EPS to Non-GAAP Basic and diluted EPS,” and “Reconciliation of GAAP Measures to Non-GAAP Measures.”

1Q18 Earnings Release	2

Total revenue and income

Our Total revenue and income amounted to R$928.0 million in the three months ended March 31, 2018, an increase of 106.9%, or 86.9% after Non-GAAP adjustments to 1Q18, from R$448.5 million in the three months ended March 31, 2017.

Our non-GAAP Total revenue and income amounted to R$838.2 million in the three months ended March 31, 2018.

Reconciliation of Revenue and Income to Non-GAAP Revenue and Income:	At and for the three months ended March 31, 2018
Revenue and Income	928.0

Less: Foreign exchange gain on IPO primary share proceeds [1]	(89.8)

Non-GAAP Revenue and Income	838.2

[1]	Foreign exchange gain on IPO primary share proceeds: financial income in the amount of R$89.8 million related to the impact of exchange rate variation on the conversion from U.S. dollars into Brazilian reais of the proceeds from our sale of new shares in the IPO. We exclude this foreign exchange variation from our non-GAAP measures primarily because it is unusual income.

Net revenue from transaction activities and other services

Our Gross revenue from transaction activities and other services in the three months ended March 31, 2018 amounted to R$514.1 million, an increase of R$296.8 million, or 136.6%, from R$217.3 million in the three months ended March 31, 2017. This increase was principally due to a continued increase in our active merchant base and TPV.

Our Gross revenue from transaction activities and other services during the three months ended March 31, 2018 increased by a lesser percentage than our TPV, which increased to R$14.4 billion from R$6.0 billion in the three months ended March 31, 2017. This difference in the growth rate was due to the mix of debit and credit card payments processed.

Our Deductions from gross revenue from transaction activities and other services, which consist principally of sales taxes, amounted to R$71.2 million in the three months ended March 31, 2018, or 13.8% of our Gross revenue from transaction activities and other services for the quarter. In the three months ended March 31, 2017, Deductions from gross revenue from transaction activities and other services totaled R$26.8 million, or 12.3% of our Gross revenue from transaction activities and other services for the quarter. The increase in these Deductions as a percentage of our Gross revenues from transaction activities and other services is due to the repeal of the law that charges ISS based on the municipality where the POS device is used. Since the repeal of this law is being contested, we are currently judicially depositing the full tax rate regarding sales made within the São Paulo municipality and recognizing a provision for the difference charged by other municipalities.

As a result, our Net revenue from transaction activities and other services in the three months ended March 31, 2018 amounted to R$442.8 million, an increase of R$252.4 million, or 132.6%, from R$190.4 million in the three months ended March 31, 2017.

Net revenue from sales

Our Gross revenue from sales in the three months ended March 31, 2018 amounted to R$129.7 million, a decrease of R$36.5 million, or 22.0%, from R$166.2 million in the three months ended March 31, 2017. This decrease was due to a different hardware sales mix in the three months ended March 31, 2018 when compared to the three months ended March 31, 2017, with the launch of the Minizinha at the end of the first quarter of 2017. In terms of number of terminals sold, we observed an increase in the three months ended March 31, 2018 compared to the three months ended March 31, 2017.

1Q18 Earnings Release	3

Our Deductions from gross revenue from sales in the three months ended March 31, 2018 amounted to R$35.7 million, or 27.5% of our Gross revenues from sales for the period. In the three months ended March 31, 2017, these Deductions totaled R$47.8 million, or 28.8% of Gross revenues from sales for the period. The small decrease in these Deductions as a percentage of our Gross revenues from sales is due to a change in the mix of Brazilian states in which we sold POS devices, since ICMS is levied by each state at a different rate.

As a result, our Net revenue from sales in the three months ended March 31, 2018 amounted to R$94.0 million, a decrease of R$24.4 million, or 20.6%, from R$118.4 million in the three months ended March 31, 2017.

Financial income

Our Financial income, which represents the volume of the discount fees we withhold from TPV in the early payment of receivables feature that we offer merchants, amounted to R$274.8 million in the three months ended March 31, 2018, an increase of R$136.0 million, or 98.0% from R$138.8 million in the three months ended March 31, 2017. The growth in this activity compared to the three months ended March 31, 2017 was driven by growth in our TPV, partially offset by an increase in the adjustment of note receivables at present value of R$16.8 million in the three months ended March 31, 2018 from R$3.4 million in the three months ended March 31, 2017.

Other financial income

Our Other financial income amounted to R$116.4 million in the three months ended March 31, 2018, an increase of R$115.6 million from R$0.8 million in the three months ended March 31, 2017. This increase was due to the unusual impact of changes in exchange rates on the conversion from U.S. dollars into Brazilian reais of the proceeds from our sale of new shares in our IPO, which impact amounted to R$89.9 million in the three months ended March 31, 2018.

Our non-GAAP Other financial income, which excludes the foreign exchange gain of R$89.8 million, amounted to R$26.6 million in the three months ended March 31, 2018. For a reconciliation of our non-GAAP Other financial income to our Other financial income, see the last page of this earnings release.

Expenses

Our total expenses amounted to R$765.0 million in the three months ended March 31, 2018, an increase of R$398.7 million, or 108.8%, or an increase of 47.8% after Non-GAAP adjustments to 1Q18, from R$366.3 million in the three months ended March 31, 2017.

As a percentage of our Total revenue and income, our total expenses in the three months ended March 31, 2018 increased by 0.7 percentage points, to 82.4% in the three months ended March 31, 2018 from 81.7% in the three months ended March 31, 2017.

Our non-GAAP total expenses amounted to R$541.3 million in the three months ended March 31, 2018 due to the exclusion of the LTIP expenses in the amount of R$210.6 million and IOF tax of R$13.1 million. As a percentage of our non-GAAP Total revenue and income, our non-GAAP total expenses in the three months ended March 31, 2018 was 64.6% as we continue to leverage our costs and expenses.

1Q18 Earnings Release	4

Reconciliation of Expenses to Non-GAAP Expenses:	At and for the three months ended March 31, 2018
Expenses	(765.0)

Less: share-based long-term incentive plan (LTIP) [1]	210.6
Less: Tax related to remittance of IPO primary share proceeds (IOF tax) [2]	13.1

Total non-GAAP expenses adjustments	223.7

Non-GAAP Expenses	(541.3)

[1]	Share-based long-term incentive plan (LTIP): Stock-based compensation expenses and related employer payroll taxes in the total amount of R$210.6 million. This amount consists of expenses for equity awards under our long-term incentive plan (LTIP). We exclude stock-based compensation expenses from our non-GAAP measures primarily because they are non-cash expenses. The related employer payroll taxes depend on our stock price and the timing and size of exercises and vesting of equity awards, over which management has limited to no control, and as such management does not believe these expenses correlate to the operation of our business. The largest portion of this expense amount was recognized upon closing our IPO with the issuance of 1.8 million shares under LTIP awards that vested on or before the IPO date.
[2]	Tax related to remittance of IPO primary share proceeds (IOF tax): R$13.1 million related to Brazilian IOF tax (currency remittance tax) payable when we remitted the proceeds from our sale of new shares in the IPO from the Cayman Islands to Brazil. We exclude this IOF tax on the remittance of IPO primary share proceeds from our non-GAAP measures primarily because it is an unusual expense.

Cost of sales and services

Our Cost of sales and services amounted to R$444.8 million in the three months ended March 31, 2018, an increase of R$201.9 million, or 83.1%, from R$242.9 million in the three months ended March 31, 2017. As a percentage of the total of our Net revenue from transaction activities and other services and our Net revenue from sales, our Cost of sales and services posted an increase of 4.2 percentage points, to 82.8% in the three months ended March 31, 2018 from 78.6% in the three months ended March 31, 2017.

Within our Cost of sales and services line item, our Cost of services, expressed as a percentage of our Net revenue from transaction activities and other services, increased to 74.2% in the three months ended March 31, 2018 from 65.7% in the three months ended March 31, 2017, principally due to R$38.2 million in Share-based long-term incentive plan (LTIP) expenses. Our Cost of sales, expressed as a percentage of our Net revenue from sales, increased to 123.4% in the three months ended March 31, 2018 from 99.5% in the three months ended March 31, 2017, due to the change in our device product mix, with the launch of the Minizinha at the end of the first quarter of 2017.

For the three months ended March 31, 2018, our non-GAAP Cost of sales and services amounted to R$406.5 million, reflecting the exclusion of the LTIP adjustment of R$38.2 million. For a reconciliation of our non-GAAP Cost of sales and services to our Cost of sales and services, see the last page of this earnings release.

Selling expenses

Our Selling expenses amounted to R$83.6 million in the three months ended March 31, 2018, an increase of R$12.5 million, or 17.6%, from R$71.1 million in the three months ended March 31, 2017. As a percentage of our Total revenue and income, our Selling expenses decreased by 6.9 percentage points, to 9.0% in the three months ended March 31, 2018 from 15.9% in the three months ended March 31, 2017. This reduction in our Selling expenses as a percentage of our Total revenue and income reflected the increase in leverage of our selling expenses base as our TPV has increased.

1Q18 Earnings Release	5

Administrative expenses

Our Administrative expenses amounted to R$219.0 million in the three months ended March 31, 2018, an increase of R$186.5 million, or 573.5%, from R$32.5 million in the three months ended March 31, 2017. This increase in the three months ended March 31, 2018 was mainly due to the Share based long-term incentive plan (LTIP) expense related to our IPO, which amounted to R$172.4 million. As a percentage of our Total revenue and income, our Administrative expenses increased by 16.3 percentage points, to 23.6% in the three months ended March 31, 2018 from 7.3% in the three months ended March 31, 2017.

For the three months ended March 31, 2018 our non-GAAP Administrative expenses amounted to R$46.7 million, which excludes the LTIP adjustment of R$172.4 million. Our non-GAAP Administrative expenses represented 5.6% of the total of our non-GAAP Net revenue and income for the three months ended March 31, 2018. For a reconciliation of our non-GAAP Administrative expenses to our Administrative expenses, see the last page of this earnings release.

Financial expenses

Our Financial expenses amounted to R$16.5 million in the three months ended March 31, 2018, a decrease of R$2.7 million, or 14.0%, from expenses of R$19.2 million in the three months ended March 31, 2017. Expressed as a percentage of our Financial income, our Financial expenses represented 6.0% in the three months ended March 31, 2018 and 13.8% in the three months ended March 31, 2017.

The interest we paid on early payment of receivables that we obtained from issuing banks decreased by R$14.9 million in the three months ended March 31, 2018, when compared with the three months ended March 31, 2017, due to our use of a portion of the proceeds from our IPO in late January 2018 to fund the early payment of receivables feature that we offer merchants, as well as our repayment of R$2.7 million in borrowings during the three months ended March 31, 2017. These effects were partially offset by a R$13.1 million increase related to the impact of the IOF tax on the remittance of our sale of new shares in the IPO from the Cayman Islands to Brazil.

Our non-GAAP Financial expenses, which excludes the IOF tax amount of R$13.1 million, amounted to R$3.4 million in the three months ended March 31, 2018. For a reconciliation of our non-GAAP Financial expenses to our Financial expenses, see the last page of this earnings release.

Other (expenses) income, net

Our Other expenses, net, recorded R$1.1 million in the three months ended March 31, 2018 and R$0.6 million in the three months ended March 31, 2017. These net amounts principally reflect expenses related to civil litigation proceedings during both periods.

Profit before income taxes

Our Profit before income taxes amounted to R$163.0 million in the three months ended March 31, 2018, an increase of R$80.8 million, or 98.4%, or an increase of 261.2% after Non-GAAP adjustments to 1Q18, from R$82.2 million in the three months ended March 31, 2017.

Our non-GAAP Profit before income taxes amounted to R$296.9 million in the three months ended March 31, 2018. This increase was due to significant growth in our Total revenue and income, driven by growth in active merchants and TPV. For a reconciliation of our non-GAAP Profit before income taxes to our Profit before income taxes, see the last page of this earnings release.

1Q18 Earnings Release	6

Income tax and social contribution

Income tax and social contribution amounted to expenses of R$14.5 million in the three months ended March 31, 2018, a decrease of R$7.1 million from expenses of R$21.6 million in the three months ended March 31, 2017. This variance principally reflects the tax benefit under the Lei do Bem, which applies to investments made in innovation and technology by PagSeguro Brazil, our Brazilian operating subsidiary.

Our Current income tax and social contribution expense in the three months ended March 31, 2018 amounted to R$20.9 million, an increase of R$1.8 million from R$19.1 million in the three months ended March 31, 2017. This increase is mainly due to growth in our Profit before income taxes, partially offset by the tax benefit under the Lei do Bem and the non-taxable income generated by PagSeguro Digital.

Our Deferred income tax and social contribution in the three months ended March 31, 2018 amounted to a tax benefit of R$6.4 million, an increase of R$8.9 million compared with an expense of R$2.5 million in the three months ended March 31, 2017.

The amount of Deferred income tax and social contribution recorded in the three months ended March 31, 2018 reflected the tax benefit on our significant new capital investments in software and technology during the period, less the depreciation and amortization expenses that we recorded against those assets during the period. This tax benefit was partially offset by the amounts we recorded during the period for provisions for employee corporate results-sharing, share-based long-term incentive plan (LTIP) expenses and tax contingencies.

The amount of Deferred income tax and social contribution recorded in the three months ended March 31, 2017 reflected the tax benefit on our capital investments in software and technology during the period, less the depreciation and amortization expenses that we recorded against those assets during the period. This tax benefit was partially offset by the amounts we recorded during the period for provisions for employee corporate results-sharing.

Our non-GAAP Deferred income tax and social contribution expense for the three months ended March 31, 2018 amounted to R$69.5 million.

Reconciliation of Income Tax and Social Contribution to Non-GAAP Income Tax and Social Contribution:	At and for the three months ended March 31, 2018
Income tax and social contribution	(14.5)

Less: Income tax and social contribution on Non-GAAP adjustments [1]	(69.5)

Non-GAAP Income tax and social contribution	(84.0)

[1]	Income tax and social contribution on Non-GAAP adjustments: the amount of R$69.5 million consists of income tax at the rate of 34% calculated on the Non-GAAP adjustments, other than the foreign exchange gain on IPO primary share proceeds of R$89.8 million, which is not taxable, and the tax benefits related to other Non-GAAP adjustments.

1Q18 Earnings Release	7

Net income for the period

Our Net income for the period in the three months ended March 31, 2018 amounted to R$148.5 million, an increase of R$87.9 million, or 144.9%, or an increase of 251.3% after Non-GAAP adjustments to 1Q18, from R$60.6 million in the three months ended March 31, 2017.

As a percentage of our Total revenue and income, our Net income for the period increased by 2.5 percentage points, to 16.0% in the three months ended March 31, 2018 compared with 13.5% in the three months ended March 31, 2017. This increase was driven by growth in active merchants and TPV, resulting in greater leverage of our operating expenses.

Our non-GAAP Net income for the three months ended March 31, 2018 amounted to R$212.9 million, reflecting the sum of the non-GAAP adjustments described above.

Reconciliation of Net Income to Non-GAAP Net Income:	At and for the three months ended March 31, 2018
Net Income	148.5

Foreign exchange gain on IPO primary share proceeds [1]	(89.8)
Share-based long-term incentive plan (LTIP) [2]	210.6
Tax related to remittance of IPO primary share proceeds (IOF tax) [3]	13.1
Income tax on non-GAAP adjustments [4]	(69.5)

Total non-GAAP net income adjustments	64.4

Non-GAAP Net Income	212.9

[1]	Foreign exchange gain on IPO primary share proceeds: financial income in the amount of R$89.8 million related to the impact of exchange rate variation on the conversion from U.S. dollars into Brazilian reais of the proceeds from our sale of new shares in the IPO. We exclude this foreign exchange variation from our non-GAAP measures primarily because it is unusual income.
[2]	Share-based long-term incentive plan (LTIP): Stock-based compensation expenses and related employer payroll taxes in the total amount of R$210.6 million. This amount consists of expenses for equity awards under our long-term incentive plan (LTIP). We exclude stock-based compensation expenses from our non-GAAP measures primarily because they are non-cash expenses. The related employer payroll taxes depend on our stock price and the timing and size of exercises and vesting of equity awards, over which management has limited to no control, and as such management does not believe these expenses correlate to the operation of our business. The largest portion of this expense amount was recognized upon closing our IPO with the issuance of 1.8 million shares under LTIP awards that vested on or before the IPO date.
[3]	Tax related to remittance of IPO primary share proceeds (IOF tax): R$13.1 million related to Brazilian IOF tax (currency remittance tax) payable when we remitted the proceeds from our sale of new shares in the IPO from the Cayman Islands to Brazil. We exclude this IOF tax on the remittance of IPO primary share proceeds from our non-GAAP measures primarily because it is an unusual expense.
[4]	Income tax and social contribution on Non-GAAP adjustments: the amount of R$69.5 million consists of income tax at the rate of 34% calculated on the Non-GAAP adjustments, other than the foreign exchange gain on IPO primary share proceeds of R$89.8 million, which is not taxable, and the tax benefits related to other Non-GAAP adjustments.

1Q18 Earnings Release	8

II—Cash Flow

Our cash and cash equivalents at the beginning of the three months ended March 31, 2018 amounted to R$66.8 million.

Our Profit before income taxes in the three months ended March 31, 2018, as discussed above, was R$163.0 million.

The adjustments for revenue, income and expenses recorded in our statement of income in the three months ended March 31, 2018 but which did not affect our cash flows totaled the positive amount of R$162.0 million, principally reflecting R$130.3 million of Share-based long-term incentive plan (LTIP) expenses, R$14.4 million in Chargebacks and R$18.0 million of Depreciation and amortization recorded in our statement of income. Share based long-term incentive plan (LTIP) relates to expenses for equity awards under our LTIP. Chargebacks relate to amounts that we initially recorded as revenues but for which we did not receive the related cash payment due to fraud.

The adjustments for changes in our operating assets and liabilities in the three months ended March 31, 2018 amounted to negative cash flows of R$1,378.1 million:

•	Our Note receivables item, which is presented net of transaction costs and financial expenses we incur when we elect to receive early payment of the note receivables owed to us by card issuers, consists of the difference between the opening and closing balances of the Note receivables item of Current Assets on our balance sheet (R$4,883.3 million at March 31, 2018 versus R$3,522.3 million at year-end 2017) excluding interest income received in cash and chargebacks, which are presented separately in the statement of cash flows. Note receivables represented a negative cash flow of R$1,449.2 million in the three months ended March 31, 2018, which represents an increase in Note receivables because we no longer obtain early payment of note receivables from issuing banks since the IPO date. Prior to the IPO, one of our sources of cash was the early payment of note receivables, which we obtained from issuing banks at pre-agreed interest rates. After our IPO, we ceased obtaining early payment of note receivables from issuing banks and started to use a portion of the proceeds of our IPO to fund our early payment of receivables feature for merchants and also repaid issuing banks for note receivables already received. The cash amount that we receive under the note receivables consists of the original note receivable amount, less the respective interchange fee charged by the financial institution, and less the finance charge withheld by the card issuer for the early payment.

•	Our Payables to third parties item, which is presented net of revenue from transaction activities and financial income we receive when merchants elect to receive early payments, consists of the difference between the opening and closing balances of the Payables to third parties item of Current Liabilities on our balance sheet (R$2,975.3 million at March 31, 2018 versus R$3,080.6 million at year-end 2017). Payables to third parties represented negative cash flow of R$105.3 million in the three months ended March 31, 2018.

•	Our Receivables from (payables to) related parties item consists of the difference between the opening and closing balances of the Receivables from related parties item (i.e., UOL) of Current Assets on our balance sheet (R$0.9 million at March 31, 2018 versus R$124.7 million at year-end 2017) offset by the difference between the opening and closing balances of the Payables to related parties item (i.e., UOL) of Current Liabilities on our balance sheet (R$45.0 million at March 31, 2018 versus R$39.1 million at year-end 2017), which represented movements in our treasury cash position with UOL prior to the completion of our IPO. Receivables from (payables to) related parties represented positive cash flow of R$129.6 million in the three months ended March 31, 2018. Our cash management has been separate from UOL’s cash management starting from the date of completion of our IPO. Any remaining balances that relate to prior cash management activities began accruing interest on arms’ length terms from the date of completion of our IPO, and all such balances were repaid by UOL.

•	Our Inventories item represents changes in the carrying value of the Inventories item of Current Assets on our balance sheet. This item represented positive cash flow of R$1.7 million in the three months ended March 31, 2018.

•	Our Salaries and social charges item represents amounts that were recorded on our statement of income, but which remained unpaid at the end of the period, principally because they related to the final month of the period. This item represented negative cash flow of R$8.1 million in the three months ended March 31, 2018.

1Q18 Earnings Release	9

•	Our Taxes and contributions item represents sales taxes (ISS, ICMS, PIS and COFINS). This item represented positive cash flow of R$19.4 million in the three months ended March 31, 2018.

Since our statement of cash flows begins with our Profit before income taxes, it also adjusts for cash amounts paid in respect of our income tax and social contribution, which totaled R$34.8 million in the three months ended March 31, 2018. Our statement of cash flows also adjusts for interest income received in cash, which represented a positive cash flow of R$73.8 million in the three months ended March 31, 2018. Our cash flows in the three months ended March 31, 2018 show no amount adjusted for interest paid.

As a result of the above, our Net Cash used in operating activities in the three months ended March 31, 2018 totaled R$1,014.1 million.

Our Cash flows provided by investing activities in the three months ended March 31, 2018 totaled R$180.4 million. This amount consisted of R$211.1 million in redemptions of financial investments, representing total cash that we withdrew during the period. We also invested R$29.7 million in purchases and development of intangible assets, which represent purchases of third party software and the salaries and other amounts that we paid to develop internally our software and technology, which we capitalize as intangible assets.

Our Cash flows provided by financing activities in the three months ended March 31, 2018 totaled R$3,312.3 million, consisting of R$3,444.9 million representing our IPO primary share proceeds, less R$148.0 million representing transaction costs, both of which related to our IPO.

After accounting for the total increase in Cash and cash equivalents of R$2,478.6 million discussed above, our Cash and cash equivalents at March 31, 2018 amounted to R$2,545.4 million.

Products launched in 1Q18

At the end of February, we launched a new functionality for Moderninha Pro and Wifi devices, enabling several merchants to share a single point-of-sale device (each terminal can serve up to six digital accounts, handling sales transactions for each account separately). The campaign launch was broadcast nationally, with a new commercial starring Alessandra Negrini, a recognized Brazilian actress.

1Q18 Earnings Release	10

At the close of the first quarter in March, we launched the Minizinha Chip, a handy and affordable POS that comes with chip-recognition and wi-fi connection. This release was headlined by Wesley Safadão, a popular Brazilian singer.

Earnings webcast

PagSeguro (NYSE: PAGS) hosted a conference call and earnings webcast on Wednesday, May 30, at 10:00 am ET. The conference dial-in in the US and International was 1-800-492-3904 or +1 646 828-8246. The dial-in for connections in Brazil was +55 11 3193-1001 or +55 11 2820-4001. The Conference ID was PagSeguro.

The live webcast was accessable on PagSeguro’s IR website at investors.pagseguro.com. A replay is available on the same website.

About PagSeguro:

PagSeguro Digital is a disruptive provider of financial technology solutions focused primarily on micro-merchants, small companies and medium-sized companies in Brazil. PagSeguro Digital’s business model covers all of the following five pillars:

•	Multiple digital payment solutions;

•	In-person payments via point of sale (POS) devices that PagSeguro Digital sell to merchants;

•	Free digital accounts;

•	Issuer of prepaid cards to clients for spending or withdrawing account balances; and

•	Operating as an acquirer.

PagSeguro Digital is an UOL Group Company that provides an easy, safe and hassle-free way of accepting payments, where its clients can transact and manage their cash, without the need to open a bank account. PagSeguro Digital’s end-to-end digital ecosystem enables its customers to accept a wide range of online and in-person payment methods, including credit cards, debit cards, meal voucher cards, boletos, bank transfers, bank debits and cash deposits.

PagSeguro Digital’s mission is to disrupt and democratize financial services in Brazil, a concentrated, underpenetrated and high interest rate market, by providing an end-to-end digital ecosystem that is safe, affordable, simple and mobile-first for both merchants and consumers. For more information visit http://investors.pagseguro.com

Contacts:

Investor Relations:

PagSeguro Digital Ltd.

André Cazotto, +55 (11) 3914-9403

ir@pagseguro.com

investors.pagseguro.com

1Q18 Earnings Release	11

UNAUDITED CONDENSED CONSOLIDATED INTERIM STATEMENTS OF INCOME

	Three months ended March 31, 2018	Three months ended March 31, 2017%
	(In R$ thousands)
Net revenue from transaction activities and other services	442,848	190,425	132.6%
Net revenue from sales	93,986	118,438	-20.6%
Financial income	274,838	138,808	98.0%
Other financial income	116,360	836	13,818.7%

Total revenue and income	928,032	448,508	106.9%
Cost of sales and services	(444,762)	(242,893)	83.1%
Selling expenses	(83,614)	(71,106)	17.6%
Administrative expenses	(219,024)	(32,520)	573.5%
Financial expenses	(16,524)	(19,218)	-14.0%
Other expenses, net	(1,109)	(594)	86.7%

PROFIT BEFORE INCOME TAXES	163,000	82,177	98.4%
Current income tax and social contribution	(20,935)	(19,085)	9.7%
Deferred income tax and social contribution	6,391	(2,468)	-359.0%

INCOME TAX AND SOCIAL CONTRIBUTION	(14,544)	(21,553)	-32.5%

NET INCOME FOR THE PERIOD	148,456	60,624	144.9%

Reconciliation of Basic and diluted EPS to Non-GAAP Basic and diluted EPS

	Three months ended March 31, 2018	Three months ended March 31, 2017
	(In R$ thousands, except per share amounts)
Net income attributable to:
Owners of the Company	148,378	60,624
Non-controlling interests	78	(1)
Weighted average number of outstanding common shares	297,454,853	262,288,607
Weighted average number of common shares	298,584,130	262,288,607
Basic earnings per common share - R$	0.4988	0.2311
Diluted earnings per common share - R$	0.4969	0.2311

Net income Non-GAAP	223,923	62,991
Weighted average number of outstanding common shares	297,454,853	262,288,607
Weighted average number of common shares diluted	298,584,130	262,288,607
Non-GAAP Basic earnings per common share - R$	0.7525	0.2402
Non-GAAP Diluted earnings per common share - R$	0.7497	0.2402

1Q18 Earnings Release	12

UNAUDITED CONDENSED CONSOLIDATED INTERIM OF CASH FLOWS

	Three months ended March 31, 2018	Three months ended March 31, 2017
	(In thousands – R$)
CASH FLOWS FROM OPERATING ACTIVITIES
Profit before income taxes	163,000	82,177
Expenses (revenues) not affecting cash:
Depreciation and amortization	18,007	10,762
Chargebacks	14,438	17,434
Accrual of provision for contingencies	725	272
Share based long term incentive plan (LTIP)	130,303	—
Provision of obsolescence loss	(1,686)	—
Other financial cost, net	274	3,446
Changes in operating assets and liabilities
Note receivables	(1,449,214)	(229,126)
Changes in receivables subject to early payment	(1,137,210)	150,113
Changes in receivables not subject to early payment	(312,004)	(379,239)
Inventories	1,693	(13,365)
Taxes recoverable	(2,700)	(15,942)
Other receivables	3,948	(351)
Other payables	7,193	3,015
Payables to third parties	(105,272)	138,716
Trade payables	25,633	31,011
Receivables from (payables to) related parties	129,643	(47,440)
Salaries and social charges	(8,077)	(3,710)
Taxes and contributions	19,350	23,982
Provision for contingencies	(331)	(1)

	(1,053,073)	880

Income tax and social contribution paid	(34,806)	(156)
Interest income received	73,804	56,111
Interest paid	—	(9,174)

NET CASH PROVIDED BY (USED IN) OPERATING ACTIVITIES	(1,014,075)	47,662

CASH FLOWS FROM INVESTING ACTIVITIES
Purchases of property and equipment	(976)	(52)
Purchases and development of intangible assets	(29,695)	(21,266)
Redemption of financial investments	211,116	113,742

NET CASH PROVIDED BY INVESTING ACTIVITIES	180,445	92,424

CASH FLOWS FROM FINANCING ACTIVITIES
Payment of borrowings	—	(199,480)
Payment of derivative financial instruments	—	(5,831)
Proceeds from offering of shares	3,444,875	—
Transactional costs	(147,972)	—
Transaction with non-controlling interest	(4,650)	—
Capital increase by non-controlling shareholders	20,000	—

NET CASH PROVIDED BY (USED IN) FINANCING ACTIVITIES	3,312,253	(205,311)

INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	2,478,622	(65,225)

Cash and cash equivalents at the beginning of the period	66,767	79,969
Cash and cash equivalents at the end of the period	2,545,389	14,744

1Q18 Earnings Release	13

UNAUDITED CONDENSED CONSOLIDATED INTERIM BALANCE SHEET

	March 31, 2018	December 31, 2017
	(In thousands – R$)
Cash and cash equivalentes	2,545,389	66,767
Financial investments	—	210,103
Note receivables	4,883,321	3,522,349
Receivables from related parties	909	124,723
Inventories	61,602	61,609
Taxes recoverable	18,008	14,446
Other receivables	18,834	27,956

Total current assets	7,528,063	4,027,953

Judicial deposits	1,198	872
Prepaid expenses	506	160
Deferred income tax and social contribution	63,822	37,015
Property and equipment	11,065	10,889
Intangible assets	190,638	158,868

Total non-current assets	267,229	207,804

TOTAL ASSETS	7,795,292	4,235,757

Payables to third parties	2,975,297	3,080,569
Trade payables	119,155	92,444
Payables to related parties	44,973	39,101
Salaries and social charges	26,192	34,269
Taxes and contributions	57,862	52,064
Provision for contingencies	5,213	4,648
Other payables	23,028	15,872

Total current liabilities	3,251,720	3,318,967

Deferred income tax and social contribution	63,226	42,809
Other payables	3,624	3,590

Total non-current liabilities	66,850	46,399

Share capital	25	524,577
Legal reserve	—	30,216
Capital reserve	4,311,782	—
Equity valuation adjustments	(6,701)	55
Profit retention reserve	148,378	312,047

	4,453,484	866,895

Non-controlling interests	23,238	3,496

Total equity	4,476,722	870,391

TOTAL LIABILITIES AND EQUITY	7,795,292	4,235,757

1Q18 Earnings Release	14

RECONCILIATION OF GAAP MEASURES TO NON-GAAP MEASURES

Three Months Ended March 31, 2018
(in millions of reais, except amounts per share)
Total revenue and income	928.0
Less: Foreign exchange gain on IPO primary share proceeds	(89.8)

Non-GAAP total revenue and income (1)	838.2

Total expenses	(765.0)
Less: Share-based long-term incentive plan (LTIP)	210.6
Less: Tax related to remittance of IPO primary share proceeds (IOF tax)	13.1

Non-GAAP total expenses (2)	(541.3)

Profit before taxes	163.0
Plus: Total Non-GAAP adjustments	133.9

Non-GAAP profit before taxes (3)	296.9

Income tax and social contribution	(14.5)
Less: Income tax and social contribution on non-GAAP adjustments	(69.5)

Non-GAAP deferred income tax (4)	(84.0)
Net income	148.5
Plus: Total Non-GAAP adjustments	64.4

Non-GAAP net income (5)	212.9

Basic earnings per common share—R$	0.4988
Diluted earnings per common share—R$	0.4969

Non-GAAP basic earnings per common share—R$ (6)	0.7153
Non-GAAP diluted earnings per common share—R$ (6)	0.7126

(1)	Non-GAAP total revenue and income excludes a foreign exchange gain on our IPO primary proceeds in the amount of R$89.8 million in the three months ended March 31, 2018, which relates to the impact of exchange rate variation on the conversion from U.S. dollars into Brazilian reais of the proceeds from our sale of new shares in the IPO. We exclude this foreign exchange variation from our non-GAAP measures primarily because it is unusual income. The foreign exchange gain on our IPO primary proceeds is included within Other financial income. Other financial income in the amount of R$116.4 million is therefore adjusted by excluding the foreign exchange gain on our IPO primary proceeds, resulting in Non-GAAP Other financial income in the amount of R$26.6 million.
(2)	Non-GAAP total expenses excludes:
(a)	stock-based compensation expenses in the total amount of R$210.6 million, consisting of expenses for equity awards under our LTIP. We exclude stock-based compensation expenses from our non-GAAP measures primarily because they are non-cash expenses, and the related employer payroll taxes depend on our stock price and the timing and size of exercises and vesting of equity awards, over which management has limited to no control, and as such management does not believe these expenses correlate to the operation of our business. The largest portion of this expense amount was recognized upon the closing of our IPO with the issuance of 1.8 million shares under our LTIP awards that vested on the IPO date. The total of stock-based compensation expenses is allocated between Cost of sales and services and Administrative expenses. Excluding the stock-based compensation expenses, Cost of sales and services in the amount of R$444.8 million is adjusted by R$38.2 million resulting in a Non-GAAP Cost of sales and services of R$406.5 million; and Administrative Expenses in the amount of R$219.0 million is adjusted by R$172.4 million resulting in Non-GAAP Administrative expenses of R$46.7 million.
(b)	tax related to remittance of IPO primary share proceeds (IOF tax) in the amount of R$13.1 million in the three months ended March 31, 2018, which represents the impact of Brazilian IOF tax (currency remittance tax) payable when we remitted the proceeds from our sale of new shares in the IPO from the Cayman Islands to Brazil. We exclude this IOF tax on the remittance of IPO primary share proceeds from our Non-GAAP measures primarily because it is an unusual expense. The IOF tax is fully allocated to Financial expenses. Financial expenses in the amount of R$16.5 million is therefore adjusted by excluding the IOF tax, resulting in Non-GAAP Financial expenses in the amount of R$3.4 million.
(3)	Non-GAAP profit before taxes is equal to the sum of the adjustments described in footnotes (1) and (2) above.
(4)	Non-GAAP income tax and social contribution consists of income tax at the rate of 34% calculated on the Non-GAAP adjustments described in footnotes (1) and (2) above, other than the foreign exchange gain on IPO primary share proceeds of R$89.8 million, which is not taxable, and the tax benefits related to other Non-GAAP adjustments.
(5)	Non-GAAP net income is equal to the sum of the adjustments described in footnotes (1), (2) and (4) above.
(6)	Non-GAAP basic earnings per common share and Non-GAAP diluted earnings per common share reflect the adjustments to Non-GAAP net income, which is allocated in full to Owners of the Company.

1Q18 Earnings Release	15

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date:    July 20, 2018

PagSeguro Digital Ltd.

By:	/s/ Eduardo Alcaro
Name:	Eduardo Alcaro
Title:	Chief Financial and Investor Relations Officer, Chief Accounting Officer and Director